Filed by Consolidated Communications Holdings, Inc.
pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: Enventis Corporation
File No. of Related Registration Statement: 333-198000

Enventis Portal/Intranet Leadership Blog Message
August 18, 2014

To Enventis Employees:

Momentum continues as we work toward closing on the merger of Enventis and Consolidated Communications (CCI) in the fourth quarter of this year.  To ensure we continue that momentum, today we announce that we will be serving as Transition Officers for both Consolidated Communications and Enventis.  Steve Childers, CCI CFO, will be acting as the CCI Transition Officer and Carol Wirsbinski, Enventis COO, will be serving as the Transition Officer for Enventis.

The key purposes of this transition team are to build relationships between the two companies, identify key tasks and deadlines to close on the merger and to plan for the combined organization after the transaction is closed.  We will  create a collaborative process to facilitate all “get to close”  activities, e.g., SEC and regulatory approvals, shareholder vote, etc., and create  a smooth process for employee communication and assessment  and organizational design, as well to oversee  the initial phases of integration planning.

With respect to integration planning, we are also announcing the opening of the Integration Management Office (IMO).  Barb TenEyck will serve as the IMO Manager for CCI and Greg Tholkes will serve in the same role for Enventis.   Barb and Greg will be tasked with developing the planning framework to identify and to evaluate integration projects and as projects are approved or started, to  ensure alignment and coordination of integration activities, monitoring progress and capturing feedback for discussion and resolution to make integration successful.

Relationship building is a primary focus at this time, as leaders from CCI meet with teams at Enventis to learn more about Enventis’ structure and processes, the company’s strategy and how the company executes on that strategy.

It is an exciting time for both companies as we work toward the merger.  At the same time, we will work together to develop integration plans and continue to provide best-in-class communication products and services for our customers.

Steve Childers	Carol Wirsbinski
Consolidated Transition Officer	Enventis Transition Officer

Additional Information

This communication relates to the proposed merger transaction pursuant to the terms of the Agreement and Plan of Merger, dated as of June 29, 2014, among Enventis Corporation (“Enventis”), Consolidated Communications Holdings, Inc. (“Consolidated”) and Sky Merger Sub Inc., a wholly-owned subsidiary of Consolidated.

Consolidated has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 in connection with the proposed merger transaction that includes the preliminary proxy statement of Enventis, which also constitutes a prospectus of Consolidated. Enventis will send to its shareholders the definitive joint proxy statement/prospectus regarding the proposed merger transaction when it becomes available. Enventis urges investors and security holders to read the joint proxy statement/prospectus (including all amendments and supplements to it) and other documents relating to the merger transaction, because they contain important information about Enventis, Consolidated and the proposed transaction. Investors and security holders may obtain a free copy of the Form S-4 and the preliminary joint proxy statement/prospectus and other documents relating to the merger transaction from the SEC’s website at www.sec.gov,  by accessing Consolidated’s filings and Consolidated’s website at www.consolidated.com. In addition, copies of the preliminary joint proxy statement/prospectus and such other documents may be obtained from Enventis free of charge by directing a request to Enventis Corporation, 221 East Hickory Street, P.O. Box 3248, Mankato, MN 56002-3248, Attn: Investor Relations, telephone: (507) 386-3765.

Certain Information Regarding Participants

Enventis and its directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from Enventis’ shareholders with respect to the proposed merger transaction. Security holders may obtain information regarding the names, affiliations and interests of such individuals in the proposed merger transaction in the preliminary joint proxy statement/prospectus that was included in the registration statement on Form S-4 filed by Consolidated on August 8, 2014. Copies of the Form S-4 and the joint preliminary proxy statement/prospectus may be obtained free of charge as set forth in the previous paragraph.

Safe Harbor

The Securities and Exchange Commission (“SEC”) encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions.  Certain statements in this report are forward-looking statements and are made pursuant to the safe harbor provisions of the Securities Litigation Reform Act of 1995.  These forward-looking statements reflect, among other things, current expectations, plans, strategies, and anticipated financial results of Consolidated Communications Holdings, Inc. (the “Company”).  There are a number of risks, uncertainties, and conditions that may cause the Company’s actual results to differ materially from those expressed or implied by these forward-looking statements.  These risks and uncertainties include the Company’s ability to complete the acquisition of Enventis and successfully integrate Enventis’ operations and realize the synergies from the acquisition, as well as a number of factors related to the Company’s business and that of Enventis, including economic and financial market conditions generally and economic conditions in the Company’s and Enventis’ service areas; various risks to stockholders of not receiving dividends and risks to the Company’s ability to pursue growth opportunities if the Company continues to pay dividends according to the current dividend policy; various risks to the price and volatility of the Company’s common stock; changes in the valuation of pension plan assets; the substantial amount of debt and the Company’s ability to repay or refinance it or incur additional debt in the future; the Company’s need for a significant amount of cash to service and repay the debt and to pay dividends on the common stock; restrictions contained in the debt agreements that limit the discretion of management in operating the business; regulatory changes, including changes to subsidies, rapid development and introduction of new technologies and intense competition in the telecommunications industry; risks associated with the Company’s possible pursuit of acquisitions; system failures; losses of large customers or government contracts; risks associated with the rights-of-way for the network; disruptions in the relationship with third party vendors; losses of key management personnel and the inability to attract and retain highly qualified management and personnel in the future; changes in the extensive governmental legislation and regulations governing telecommunications providers and the provision of telecommunications services; telecommunications carriers disputing and/or avoiding their obligations to pay network access charges for use of the Company’s and Enventis’ network; high costs of regulatory compliance; the competitive impact of legislation and regulatory changes in the telecommunications industry; and liability and compliance costs regarding environmental regulations.  A detailed discussion of these and other risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements are discussed in more detail in the Company’s and Enventis’ filings with the Securities and Exchange Commission, including their reports on Form 10-K and Form 10-Q.  Many of these circumstances are beyond the Company’s ability to control or predict.  Moreover, forward-looking statements necessarily involve assumptions on the Company’s part.  These forward-looking statements generally are identified by the words “believe”, “expect”, “anticipate”, “estimate”, “project”, “intend”, “plan”, “should”, “may”, “will”, “would”, “will be”, “will continue” or similar expressions.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of the Company and its subsidiaries to be different from those expressed or implied in the forward-looking statements.  All forward-looking statements attributable to us or persons acting on the Company’s behalf are expressly qualified in their entirety by the cautionary statements that appear throughout this report.  Furthermore, forward-looking statements speak only as of the date they are made.  Except as required under the federal securities laws or the rules and regulations of the Securities and Exchange Commission, we disclaim any intention or obligation to update or revise publicly any forward-looking statements.  You should not place undue reliance on forward-looking statements.

Proxy Statement/Prospectus

This material is not a substitute for the joint proxy statement/prospectus the Company and Enventis filed with the Securities and Exchange Commission on August 8, 2014.  Investors in the Company or Enventis are urged to read the joint proxy statement/prospectus, which contains important information, including detailed risk factors, and any amendments thereto when they become available.  The joint proxy statement/prospectus is, and other documents which will be filed by the Company and Enventis with the Securities and Exchange Commission will be, available free of charge at the Securities and Exchange Commission’s website, www.sec.gov, or by directing a request to Consolidated Communications, 121 South 17th Street, Mattoon, IL 61938, Attention: Investor Relations; or to Enventis Corporation, P.O. Box 3248, Mankato, MN 56002, Attention: Investor Relations.  The final joint proxy statement/prospectus will be mailed to the Company’s stockholders and Enventis’ shareholders.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Proxy Solicitation

The Company and Enventis, and certain of their respective directors, executive officers and other members of management and employees are participants in the solicitation of proxies in connection with the proposed transactions.  Information about the directors and executive officers of the Company is set forth in the joint proxy statement/prospectus.  Information about the directors and executive officers of Enventis is set forth in its proxy statement for its 2014 annual meeting of shareholders.  Investors may obtain additional information regarding the interests of such participants in the proposed transactions by reading the joint proxy statement/prospectus, and any amendments thereto when they become available, for such proposed transactions.